

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 17, 2021

Todd C. Brady, M.D., Ph.D.
Chief Executive Officer
Aldeyra Therapeutics, Inc.
131 Hartwell Avenue, Suite 320
Lexington, MA 02421

>   **Re: Aldeyra Therapeutics, Inc.**
>   **Registration Statement on Form S-3**
>   **Filed March 11, 2021**
>   **File No. 333-254175**

Dear Dr. Brady:

　　This is to advise you that we have not reviewed and will not review your registration statement.

　　Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

　　Please contact Ada D. Sarmento at 202-551-3798 with any questions.

　　　　　　　　　　　Sincerely,

　　　　　　　　　　　Division of Corporation Finance
　　　　　　　　　　　Office of Life Sciences

cc:　　Keith J. Scherer, Esq.